UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2008

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: July 23, 2008	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE

Methanex Corporation
1800 — 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com

For immediate release
METHANEX ANNOUNCES SECOND QUARTER RESULTS — METHANOL PRICES REMAIN STRONG INTO THE THIRD QUARTER
July 22, 2008
For the second quarter of 2008, Methanex reported Adjusted EBITDA1 of $78.9 million, net income of $38.9 million and earnings per share of $0.41 (on a diluted basis).
Bruce Aitken, President and CEO of Methanex commented, “The strong methanol price environment resulted in another good quarter of earnings. In the second quarter, we achieved an average realized price of $412 per tonne on sales volumes which were up about 10% over last quarter. ”
“Entering the third quarter, the pricing environment remains strong. Overall methanol demand is healthy, despite softness in some derivatives due to general weakness in the economy in some regions. In China, low operating rates coupled with strong demand, including growth into DME and gasoline blending supported by high energy prices, have resulted in China significantly increasing its imports over the quarter. Plant outages across the global industry have also continued, adding further tightness to the market.”
“With the shift to our larger plant in New Zealand in Q3, we will be in a better position to benefit from strong industry conditions. Longer term, we also expect production improvements from Chile, resulting from the gas exploration activities ongoing in southern Chile, and from our Egypt project which is on schedule to be producing methanol by early 2010. ”
Mr. Aitken concluded, “Strong cash generation in the second quarter continues to leave us in an excellent financial position. With US$345 million cash on hand at the end of the quarter, a strong balance sheet and a US$250 million undrawn credit facility, we are well positioned to meet our financial commitments related to the Egypt methanol project, pursue opportunities to accelerate natural gas development in southern Chile, pursue opportunities to sponsor methanol demand in new energy applications, pursue other strategic growth initiatives, and continue to deliver on our commitment to return excess cash to shareholders.”
A conference call is scheduled for Wednesday, July 23, 2008 at 11:00 am EST (8:00 am PST) to review these second quarter results. To access the call, dial the Telus Conferencing operator ten minutes prior to the start of the call at (416) 883-0139, or toll free at (888) 458-1598. The passcode for the call is 45654. A playback version of the conference call will be available for fourteen days at (877) 653-0545. The reservation number for the playback version is 518973. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com. In addition, an audio recording of the conference call can be downloaded from our website for three weeks after the call.
Methanex is a Vancouver based, publicly traded company engaged in the worldwide production, distribution and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”, on the NASDAQ Global Market in the United States under the trading symbol “MEOH”, and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.
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FORWARD-LOOKING STATEMENTS
Information contained in this press release and the attached Second Quarter 2008 Management’s Discussion and Analysis contains forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements. Methanex believes that it has a reasonable basis for making such forward-looking statements. However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries including the supply and demand balance for methanol, the success of natural gas exploration and development activities in southern Chile and our ability to obtain any additional gas in that region on commercially acceptable terms, actions of competitors and suppliers, actions of governments and governmental authorities, changes in laws or regulations in foreign jurisdictions, world-wide economic conditions and other risks described in our 2007 Management’s Discussion & Analysis and the attached Second Quarter 2008 Management’s Discussion and Analysis. Undue reliance should not be placed on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements. These materials also contain certain non-GAAP financial measures. Non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures used by other companies. For more information regarding these non-GAAP measures, please see our 2007 Management’s Discussion & Analysis and the attached Second Quarter 2008 Management’s Discussion and Analysis.

[1]	Adjusted EBITDA is a non-GAAP measure that does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-GAAP Measures in the attached Second Quarter 2008 Management’s Discussion and Analysis for a description of each Supplemental Non-GAAP Measure and a reconciliation to the most comparable GAAP measure.
-end-
For further information, contact:
Jason Chesko
Director, Investor Relations
Tel: 604.661.2600

2	Interim Report For the Three Months Ended June 30, 2008
At July 22, 2008 the Company had 93,962,342 common shares issued and outstanding and stock options exercisable for 1,607,893 additional common shares.
Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX, on the Nasdaq Global Market under the symbol MEOH and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol Methanex.
Transfer Agents & Registrars
CIBC Mellon Trust Company
320 Bay Street
Toronto, Ontario, Canada M5H 4A6
Toll free in North America:
1-800-387-0825
Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.
Contact Information
Methanex Investor Relations
1800 — 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free:
1-800-661-8851

SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS
Except where otherwise noted, all currency amounts are stated in United States dollars.
This second quarter 2008 Management’s Discussion and Analysis should be read in conjunction with the 2007 Annual Consolidated Financial Statements and the Management’s Discussion and Analysis included in the Methanex 2007 Annual Report. The Methanex 2007 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions, except where noted)	2008	2008	2007	2008	2007

Sales volumes (thousands of tonnes)
Produced methanol	910	678	1,360	1,588	2,500
Purchased methanol	541	669	269	1,210	644
Commission sales [1]	168	143	89	311	228

Total sales volumes	1,619	1,490	1,718	3,109	3,372
Methanex average non-discounted posted price ($ per tonne) [2]	489	703	330	595	433
Average realized price ($ per tonne) [3]	412	545	286	476	362
Adjusted EBITDA [4]	78.9	127.1	76.5	206.0	313.4
Cash flows from operating activities 4 5	68.5	102.3	67.2	170.8	246.2
Operating income [4]	52.5	104.0	48.1	156.4	261.3
Net income	38.9	65.5	35.7	104.4	180.4
Basic net income per common share	0.41	0.67	0.35	1.09	1.74
Diluted net income per common share	0.41	0.67	0.35	1.08	1.73
Common share information (millions of shares):
Weighted average number of common shares	94.5	97.2	102.7	95.8	103.9
Diluted weighted average number of common shares	95.1	97.5	103.0	96.3	104.3
Number of common shares outstanding, end of period	94.0	95.6	101.1	94.0	101.1

[1]	Commission sales represent volumes marketed on a commission basis. Commission income is included in revenue when earned.

[2]	Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.

[4]	These items are non-GAAP measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-GAAP Measures for a description of each non-GAAP measure and a reconciliation to the most comparable GAAP measure.

[5]	Cash flows from operating activities in the above table represents cash flows from operating activities before changes in non-cash working capital.
METHANEX CORPORATION 2008 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

PRODUCTION SUMMARY

	Q2 2008		Q1 2008	Q2 2007	YTD Q2 2008	YTD Q2 2007
(thousands of tonnes)	Capacity	Production	Production	Production	Production	Production

Chile I, II, III and IV	960	261	309	569	570	1,320
Titan	213	229	217	225	446	450
Atlas (63.1% interest)	268	288	293	234	581	414
New Zealand	132	124	120	120	244	238

	1,573	902	939	1,148	1,841	2,422

Chile
Our methanol facilities in Chile produced 261,000 tonnes during the second quarter of 2008 compared with 309,000 tonnes during the first quarter of 2008. We have natural gas supply contracts for approximately 60% of our natural gas requirements for our production facilities in Chile with natural gas suppliers in Argentina with the remaining natural gas supply coming from natural gas suppliers in Chile. Since June 2007, the government of Argentina has curtailed all natural gas exports to our plants and we do not expect to receive natural gas supply from Argentina. We currently source natural gas for our methanol facilities in Chile primarily from Empresa Nacional del Petroleo (ENAP), the Chilean state-owned energy company, and from GeoPark Chile Limited (GeoPark). Methanol production at our facilities in Chile was lower during the second quarter of 2008 compared with the first quarter of 2008 primarily as a result of lower natural gas supply from ENAP due to higher demand for natural gas general use in southern Chile during the winter months as well as some deliverability issues.
To secure natural gas to supply our plants in Chile we continue to invest to accelerate natural gas development and to purchase more natural gas from suppliers in Chile. On May 5, 2008, we announced that we signed an agreement with ENAP to accelerate natural gas exploration and development in the Dorado Riquelme exploration block and supply natural gas to our production facilities in Chile. Under the arrangement, we expect to contribute approximately $100 million in capital over the next three years and will have a 50 percent participation in the block. The arrangement is subject to approval by the Government of Chile. We began receiving some small quantities of natural gas deliveries from the Dorado Riquelme block in May 2008. Also, in late 2007, we signed a natural gas prepayment agreement with GeoPark under which we will provide US$40 million in financing to support and accelerate GeoPark’s natural gas exploration and development activities in the Fell block in southern Chile. Under the arrangement, GeoPark will also provide us with natural gas supply sourced from the Fell block under a 10-year exclusive supply agreement. GeoPark continues increasing its deliveries of natural gas to our plants from the Fell block to a level that currently represents approximately 5 percent of our total natural gas requirements to operate at capacity in Chile.
We continue to pursue other opportunities to invest to help accelerate natural gas exploration and development in areas of southern Chile. In late 2007, the government of Chile completed an international bidding round to assign natural gas exploration areas that lie close to our production facilities and announced the participation of five international oil and gas companies. Exploration and development activities in these areas in southern Chile have commenced. On July 16, 2008, we announced that under the international bidding round, the government of Chile awarded the Otway hydrocarbon exploration block to a consortium that includes Wintershall Holding AG, GeoPark, and ourselves. Wintershall and GeoPark each own a 42% interest in the consortium and we own a 16% interest. Exploration work is expected to commence by the end of this year. The minimum exploration investment committed in the block by the consortium is US$30 million.
We cannot provide assurance that ENAP, GeoPark or others would be successful in the exploration and development of natural gas or that we would obtain any additional natural gas from suppliers in Chile on commercially acceptable terms.
Trinidad
Our methanol facilities in Trinidad operated well during the second quarter of 2008 and produced a total of 517,000 tonnes compared with 510,000 tonnes during the first quarter of 2008.
METHANEX CORPORATION 2008 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

New Zealand
Our Waitara Valley facility in New Zealand produced 124,000 tonnes during the second quarter of 2008 compared with 120,000 tonnes during first quarter of 2008.
In addition to our 530,000 tonne Waitara Valley facility which we have operated over the past few years, we have up to 1.9 million tonnes of additional flexible annual operating capacity from our idled Motunui facilities in New Zealand. In May 2008, we agreed to terms on a natural gas supply arrangement which will allow us to restart one idled 900,000 tonne per year Motunui methanol plant. We plan to restart this facility during the third quarter of 2008 and operate this plant until at least the end of 2009. We will continue to operate the Waitara Valley facility until the Motunui plant restarts. We have become more optimistic about the longer term future of our New Zealand operations and we believe there is potential to operate our Motunui plant longer and potentially restart our Waitara Valley plant again. The continued operations of the flexible New Zealand facilities are dependant upon industry supply and demand and the availability of natural gas on commercially acceptable terms.
EARNINGS ANALYSIS
We analyze the results of produced methanol sales separately from purchased methanol sales as the margin characteristics of each are very different. We discuss changes in average realized price, sales volumes and total cash costs related to our produced methanol sales whereas we discuss purchased methanol on a net margin basis.
For a further discussion of the definitions and calculations used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business.
For the second quarter of 2008 we recorded Adjusted EBITDA of $78.9 million and net income of $38.9 million ($0.41 per share on a diluted basis). This compares with Adjusted EBITDA of $127.1 million and net income of $65.5 million ($0.67 per share on a diluted basis) for the first quarter of 2008 and Adjusted EBITDA of $76.5 million and net income of $35.7 million ($0.35 per share on a diluted basis) for the second quarter of 2007.
For the six months ended June 30, 2008, we recorded Adjusted EBITDA of $206.0 million and net income of $104.4 million ($1.08 per share on a diluted basis). This compares with Adjusted EBITDA of $313.4 million and net income of $180.4 million ($1.73 per share on a diluted basis) during the same period in 2007.
Adjusted EBITDA
The increase (decrease) in Adjusted EBITDA resulted from changes in the following:

	Q2 2008	Q2 2008	YTD Q2 2008
	compared with	compared with	compared with
($ millions)	Q1 2008	Q2 2007	YTD Q2 2007

Average realized price	$(103)	$96	$147
Sales volumes	51	(34)	(140)
Total cash costs[1]	16	(39)	(59)
Purchased methanol	(12)	(20)	(55)

	$(48)	$3	$(107)

[1]	Includes cash costs related to methanol produced at our Chile, Trinidad and New Zealand facilities as well as consolidated selling, general and administrative expenses and fixed storage and handling costs.
METHANEX CORPORATION 2008 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

Average realized price

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ per tonne, except where noted)	2008	2008	2007	2008	2007

Methanex average non-discounted posted price [1]	489	703	330	595	433
Methanex average realized price [2]	412	545	286	476	362
Average discount	16%	22%	13%	20%	16%

[1]	Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[2]	Methanex average realized price disclosed above is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.
We commenced 2008 in a tight methanol market environment as a result of planned and unplanned supplier outages, including outages at our Chile facilities, which began in the second half of 2007. Our average non-discounted posted price for the second quarter of 2008 was $489 per tonne compared with $703 per tonne for the first quarter of 2008 and $330 per tonne for the second quarter of 2007. Our average realized price for the second quarter of 2008 was $412 per tonne compared with $545 per tonne for the first quarter of 2008 and $286 per tonne for the second quarter of 2007. The change in our average realized price for produced methanol for the second quarter of 2008 decreased our Adjusted EBITDA by $103 million compared with the first quarter of 2008 and increased our Adjusted EBITDA by $96 million compared with the second quarter of 2007.
For the second quarter of 2008 our average realized price was approximately 16% lower than our average non-discounted posted price. This compares with approximately 22% lower for the first quarter of 2008 and 13% lower for the second quarter of 2007. We have entered into long-term contracts for a portion of our production volume with certain global customers where prices are either fixed or linked to our costs plus a margin and accordingly, we expect the discount from our average non-discounted posted prices to widen during periods of higher methanol pricing. The discount from our average non-discounted posted price narrowed during the second quarter of 2008 compared with the first quarter of 2008 primarily as a result of lower methanol pricing.
Sales volumes of produced methanol
Sales volumes of produced methanol for the second quarter of 2008 were higher by 232,000 tonnes compared with the first quarter of 2008. Sales volumes of produced methanol for the first quarter of 2008 were lower than production volumes primarily as a result of a rebuilding of produced inventories during the first quarter.
Sales volumes of produced methanol for the second quarter of 2008 and six months ended June 30, 2008 were lower by 450,000 tonnes and 912,000 tonnes, respectively, compared with the same periods in 2007 primarily as a result of lower production at our Chile facilities during 2008. Lower sales volumes for these periods decreased Adjusted EBITDA by $34 million and $140 million, respectively.
Total cash costs
Our production facilities are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components. The variable component is adjusted in relation to increases in methanol prices above pre-determined prices.
Total cash costs for the second quarter of 2008 were lower than in the first quarter of 2008 by $16 million. Natural gas costs for produced methanol were lower by $19 million during the second quarter of 2008 compared with the first quarter of 2008 primarily due to the impact of lower methanol pricing during the second quarter of 2008. Ocean freight costs were higher by $3 million during the second quarter of 2008 compared with the first quarter of 2008 primarily as a result of changes in our shipping routes and higher fuel costs.
Total cash costs for the second quarter of 2008 and the six months ended June 30, 2008 were higher than the same periods in 2007 by $39 million and $59 million, respectively. Natural gas costs for produced methanol for the second quarter of 2008 and the six months ended June 30, 2008 were higher compared to the same periods in 2007 by $24 million and $29
METHANEX CORPORATION 2008 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

million, respectively, primarily as a result of higher methanol pricing in 2008. Ocean freights costs for the second quarter of 2008 and the six months ended June 30, 2008 were higher compared to the same periods in 2007 by $9 million and $13 million, respectively, primarily as a result of higher fuel costs and lower backhaul profits. The remaining increase in cash costs for the second quarter of 2008 and six months ended June 30, 2008 relates to higher unabsorbed fixed production costs in Chile and higher selling, general and administrative expenses primarily as a result of changes in foreign exchange rates and timing of expenditures.
Margin on sale of purchased methanol
We purchase additional methanol produced by others through long-term and short-term offtake contracts or on the spot market to meet customer needs and support our marketing efforts. Consequently, we realize holding gains or losses on the resale of this product depending on the methanol price at the time of resale. During the fourth quarter of 2007, as a result of reduced production rates at our Chile facilities, we increased our purchasing levels to continue to meet commitments to our customers. As these purchases were made in a period of significantly increasing methanol pricing, we recorded cash margin on sale of purchased methanol of $35 million during the fourth quarter of 2007. In 2008, methanol pricing moderated from these high levels and we recorded negative cash margin of $19 million for the first quarter of 2008 and negative cash margin of $31 million on the resale of purchased methanol for the second quarter of 2008.
Depreciation and Amortization
Depreciation and amortization was $26 million for the second quarter of 2008 compared with $23 million for the first quarter of 2008. The increase in depreciation and amortization for the second quarter of 2008 compared with the first quarter of 2008 was primarily due to higher sales volume of produced methanol in the second quarter.
Depreciation and amortization for the second quarter of 2008 and six months ended June 30, 2008 was $26 million and $50 million, respectively, compared with $28 million and $52 million, respectively, for the same periods in 2007.
Interest Expense

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions)	2008	2008	2007	2008	2007

Interest expense before capitalized interest	$13	$14	$11	$26	$22
Less capitalized interest	(3)	(3)	—	(6)	—

Interest expense	$10	$11	$11	$20	$22

Interest expense before capitalized interest for the second quarter of 2008 was $13 million compared with $14 million for the first quarter of 2008 and $11 million for the second quarter of 2007. In May 2007, we reached financial close and secured limited recourse debt of $530 million for our joint venture project to construct a 1.3 million tonne per year methanol facility in Egypt. Interest costs related to this project have been capitalized since that date.
Interest and Other Income

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions)	2008	2007	2007	2008	2007

Interest and other income (expense)	$13	$(1)	$13	$12	$18

Interest and other income (expense) for the second quarter of 2008 was $13 million compared with an expense of $1 million for the first quarter of 2008. The increase in income and other income during the second quarter of 2008 compared with the first quarter of 2008 was primarily due to the impact of changes in foreign exchange rates as well as a $5 million gain on sale of ammonia production assets during the second quarter of 2008. The assets sold are located at our Kitimat site which was permanently closed in 2005.
METHANEX CORPORATION 2008 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

Interest and other income for the second quarter of 2008 and six months ended June 30, 2008 compared to the same periods in 2007 remained the same and decreased by $6 million, respectively. Interest and other income during 2008 was lower than 2007 due to the impact of lower interest rates and lower cash balances during 2008 compared with the same periods in 2007. This decrease in interest and other income during 2008 was offset by the gain of $5 million on sale of ammonia production assets during the second quarter of 2008.
Income Taxes
The effective tax rate for the second quarter of 2008 was 30% compared with 29% for the first quarter of 2008 and 28% for the second quarter of 2007. The statutory tax rate in Chile and Trinidad, where we earn a substantial portion of our pre-tax earnings, is 35%. Our Atlas facility in Trinidad has partial relief from corporation income tax until 2014.
In Chile the tax rate consists of a first tier tax that is payable when income is earned and a second tier tax that is due when earnings are distributed from Chile. The second tier tax is initially recorded as future income tax expense and is subsequently reclassified to current income tax expense when earnings are distributed. Accordingly, the ratio of current income tax expense to total income tax expense is highly dependent on the level of cash distributed from Chile.
SUPPLY/DEMAND FUNDAMENTALS
We commenced 2008 in a tight methanol market environment as a result of planned and unplanned supplier outages in the second half of 2007. This resulted in high methanol prices during the first quarter which are unsustainable in a normal supply and demand environment. As we entered the second quarter of 2008, methanol prices had moderated and pricing has remained relatively stable during the quarter. There have been significant planned and unplanned outages across the global industry recently, including in Trinidad and Tobago, Saudi Arabia, Western Europe and most recently Equatorial Guinea. Consequently, we have recently seen tightening market conditions and this has resulted in increasing spot prices. Methanex non-discounted posted prices for July average approximately $500 per tonne across the major regions.
Methanex Non-Discounted Regional Posted Prices 1

	July	Jun	May	Apr
(US $ per tonne)	2008	2008	2008	2008

United States	526	526	499	532
Europe [2]	465	465	465	465
Asia	500	500	450	450

[1]	Discounts from our posted prices are offered to customers based on various factors.

[2]	€295 at July 2008 (Apr 2008 — €295) converted to United States dollars at the date of settlement.
Excluding the 1.7 million tonne per year plant in Saudi Arabia, which commenced operations last quarter, the next increments of world scale capacity additions outside of China are two 1.7 million tonne per year plants under construction in Malaysia and Iran, and we expect product from both of these plants to be available to the market later this year or in the first half of 2009. We also believe that global methanol demand growth combined with the potential shutdown of high cost capacity as a result of high feedstock prices could offset this new industry supply.
Overall, while demand growth for some derivatives, such as formaldehyde and biodiesel, has weakened in some regions, we believe that global demand remains healthy in both traditional chemical derivatives and in energy applications as high energy prices continue to drive strong demand for fuel blending and di-methyl ether (DME) in China. In addition, high energy prices are continuing to support strong demand for MTBE outside of North America.
We believe methanol demand in China will continue to grow at high rates as a result of strong traditional demand driven by high industrial production growth rates and strong demand related to alternative fuel uses such as gasoline blending and DME. We also believe that there is increasing pressure on the cost structure of the Chinese methanol industry and the cost to export as a result of escalating feedstock costs for both coal and natural gas based producers in China, the continued appreciation of the Chinese currency and reduced fiscal incentives for exports of methanol introduced during 2007. During the first quarter of 2008, China was a net exporter of methanol as a result of the very high methanol price environment, which gave producers in China the incentive to export methanol. As we entered the second quarter of 2008, methanol prices had moderated and China reverted back to a net importer of methanol and we believe this has supported strong methanol prices in China and other global markets. Due to the high cost position of many of the Chinese producers, we

METHANEX CORPORATION 2008 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

believe that substantially all domestic methanol production in China will be consumed within the local market and that imports of methanol into China will grow over time.
LIQUIDITY AND CAPITAL RESOURCES
Cash flows from operating activities before changes in non-cash working capital in the second quarter of 2008 were $69 million compared with $67 million for the same period in 2007. The cash flows from operating activities before non-cash working capital are consistent with the level of earnings in each period. During the second quarter of 2008, the change in non-cash working capital decreased our cash flows from operating activities by $34 million. This was primarily due to a decrease in our trade payables which was partially offset by lower inventory levels. These changes were primarily as a result of the impact of lower purchased methanol and timing of natural gas payments during the second quarter of 2008 compared with the first quarter of 2008.
During the second quarter of 2008, we repurchased for cancellation a total of 1.6 million common shares at an average price of US$26.55 per share, totaling $43 million. During the second quarter of 2008, we completed the normal course issuer bid that expired at May 16, 2008. Upon completion of this bid, we had repurchased a total of 8.7 million common shares at an average price of US$26.01 per share, totaling $226 million. On May 6, 2008, a new normal course issuer bid was approved. This bid commenced May 20, 2008 and expires May 19, 2009 and allows us to repurchase for cancellation up to 7.9 million common shares.
Also during the second quarter of 2008, our Board of Directors approved an 11% increase in our regular quarterly dividend to shareholders, from US$0.14 per share to US$0.155 per share. During the second quarter of 2008 we paid quarterly dividends of approximately $15 million.
We are constructing a 1.3 million tonne per year methanol facility at Damietta on the Mediterranean Sea in Egypt. We expect commercial operations of the methanol facility to begin in early 2010 and we will purchase and sell 100% of the methanol from the facility. We own 60% of Egyptian Methanex Methanol Company S.A.E. (“EMethanex”) which is the company that is developing the project. We account for our investment in EMethanex using consolidation accounting. This results in 100% of the assets and liabilities of EMethanex being included in our financial statements. The other investors’ interest in the project is presented as “non-controlling interest”. During the second quarter of 2008, total plant and equipment construction costs related to our project in Egypt were $84 million. EMethanex has limited recourse debt of $530 million. During the second quarter of 2008, a total of $49 million of this limited recourse debt was drawn. The total estimated future costs to complete the project over the next two years, excluding financing costs and working capital, are expected to be approximately $505 million. Our 60% share of future equity contributions, excluding financing costs and working capital, over the next two years is estimated to be approximately $145 million and we expect to fund these expenditures from cash generated from operations and cash on hand.
We have excellent financial capacity and flexibility. Our cash balance at June 30, 2008 was $345 million and we have a strong balance sheet with an undrawn $250 million credit facility. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. Our planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes, including costs to complete the restart of the Motunui facility, is currently estimated to total approximately $100 million for the period to the end of 2010.
We believe we are well positioned to meet financial requirements related to the methanol project in Egypt, complete our capital maintenance spending program, complete the restart of the Motunui facility, pursue new opportunities to enhance our leadership position in the methanol industry, pursue investment opportunities to accelerate the development of natural gas in southern Chile, investigate opportunities related to new methanol demand for energy applications, pursue other strategic initiatives and continue to deliver on our commitment to return excess cash to shareholders.
The credit ratings for our unsecured notes at June 30, 2008 were as follows:

Standard & Poor’s Rating Services	BBB- (stable)
Moody’s Investor Services	Ba1 (stable)
Fitch Ratings	BBB (negative)
Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.

METHANEX CORPORATION 2008 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

SHORT-TERM OUTLOOK
Over the next year, we believe that traditional and non-traditional demand growth, along with closures of high cost capacity, will substantially offset the new supply that is scheduled to start up over the coming year and that supply/demand fundamentals will be in reasonable balance. We also believe that methanol prices will be underpinned by strong demand in China and global energy prices.
The methanol price will ultimately depend on industry operating rates, global energy prices, the rate of industry restructuring and the strength of global demand. We believe that our excellent financial position and financial flexibility, outstanding global supply network and low cost position will provide a sound basis for Methanex continuing to be the leader in the methanol industry.
CONTROLS AND PROCEDURES
For the three months ended June 30, 2008, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ADDITIONAL INFORMATION — SUPPLEMENTAL NON-GAAP MEASURES
In addition to providing measures prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), we present certain supplemental non-GAAP measures. These are Adjusted EBITDA, operating income and cash flows from operating activities before changes in non-cash working capital. These measures do not have any standardized meaning prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with Canadian GAAP.
Adjusted EBITDA
This supplemental non-GAAP measure is provided to assist readers in determining our ability to generate cash from operations. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies. Adjusted EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital, other cash payments related to operating activities, stock-based compensation expense, other non-cash items, interest expense, interest and other income (expense), and current income taxes.

METHANEX CORPORATION 2008 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table shows a reconciliation of cash flows from operating activities to Adjusted EBITDA:

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ thousands)	2008	2008	2007	2008	2007

Cash flows from operating activities	$34,220	$110,586	$123,825	$144,807	$314,927
Add (deduct):
Changes in non-cash working capital	34,294	(8,267)	(56,601)	26,027	(68,710)
Other cash payments	1,801	320	3,547	2,121	4,287
Stock-based compensation expense	(5,207)	(4,628)	(6,747)	(9,835)	(10,269)
Other non-cash items	1,378	(6,427)	(3,540)	(5,049)	(6,187)
Interest expense	9,630	10,690	11,159	20,320	22,226
Interest and other income (expense)	(12,671)	837	(12,606)	(11,834)	(17,678)
Current income taxes	15,441	23,960	17,478	39,401	74,804

Adjusted EBITDA	$78,886	$127,071	$76,515	$205,958	$313,400

Operating Income and Cash Flows from Operating Activities before Non-Cash Working Capital
Operating income and cash flows from operating activities before changes in non-cash working capital are reconciled to Canadian GAAP measures in our consolidated statements of income and consolidated statements of cash flows, respectively.
QUARTERLY FINANCIAL DATA (UNAUDITED)
A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
	Jun 30	Mar 31	Dec 31	Sep 30
($ thousands, except per share amounts)	2008	2008	2007	2007

Revenue	$600,025	$735,934	$731,057	$395,118
Net income	38,945	65,484	171,697	23,610
Basic net income per common share	0.41	0.67	1.74	0.24
Diluted net income per common share	0.41	0.67	1.72	0.24

	Three Months Ended
	Jun 30	Mar 31	Dec 31	Sep 30
($ thousands, except per share amounts)	2007	2007	2006	2006

Revenue	$466,414	$673,932	$668,159	$519,586
Net income	35,654	144,706	172,445	113,230
Basic net income per common share	0.35	1.38	1.62	1.05
Diluted net income per common share	0.35	1.37	1.61	1.05

METHANEX CORPORATION 2008 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

NORMAL COURSE ISSUER BID
On May 6, 2008 the Company filed a Notice of Intention to Make a Normal Course Issuer Bid with Toronto Stock Exchange (“TSX”) pursuant to which the Company may repurchase up to 7,909,393 common shares of the Company, representing 10 percent of the public float of the issued and outstanding common shares of the Company as at May 2, 2008. This normal course issuer bid repurchase program, which is carried out through the facilities of the TSX, commenced on May 20, 2008 and will expire on the earlier of May 19, 2009 and the date upon which the Company has acquired the maximum number of common shares permitted under the purchase program or otherwise decided not to make further purchases. The Company has entered into an automatic securities purchase plan with its broker in connection with purchases to be made under this program. Shareholders may obtain a copy of the Notice of Intention without charge by contacting the Corporate Secretary at 604-661-2600.
FORWARD-LOOKING STATEMENTS
Information contained in this Second Quarter 2008 Management’s Discussion and Analysis contains forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements. Methanex believes that it has a reasonable basis for making such forward-looking statements. However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries including the supply and demand balance for methanol, the success of natural gas exploration and development activities in southern Chile and our ability to obtain any additional gas in that region on commercially acceptable terms, actions of competitors and suppliers, actions of governments and governmental authorities, changes in laws or regulations in foreign jurisdictions, world-wide economic conditions and other risks described in our 2007 Management’s Discussion & Analysis and this Second Quarter 2008 Management’s Discussion and Analysis. Undue reliance should not be placed on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements.

METHANEX CORPORATION 2008 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

HOW WE ANALYZE OUR BUSINESS
We review our results of operations by analyzing changes in the components of our Adjusted EBITDA (refer to Supplemental Non-GAAP Measures for a reconciliation to the most comparable GAAP measure), depreciation and amortization, interest expense, interest and other income, unusual items and income taxes. In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others. We analyze the results of produced methanol sales separately from purchased methanol sales as the margin characteristics of each are very different.
Methanex-Produced Methanol
Our production facilities generate the substantial portion of our Adjusted EBITDA, and accordingly, the key drivers of changes in our Adjusted EBITDA for produced methanol are analyzed separately. The key drivers of changes in our Adjusted EBITDA for produced methanol are average realized price, sales volume and cash costs. Changes in Adjusted EBITDA related to our produced methanol include sales of methanol from our facilities in Chile, Trinidad and New Zealand.
The price, cash cost and volume variances included in our Adjusted EBITDA analysis for produced methanol are defined and calculated as follows:

PRICE	The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of produced methanol multiplied by the current period sales volume of produced methanol. Sales under long-term contracts where the prices are either fixed or linked to our costs plus a margin are included as sales of produced methanol. Accordingly, the selling price of produced methanol will differ from the selling price of purchased methanol.

COST	The change in our Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the sales volume of produced methanol in the current period plus the change in unabsorbed fixed cash costs. The change in consolidated selling, general and administrative expenses and fixed storage and handling costs are included in the analysis of produced methanol.

VOLUME	The change in Adjusted EBITDA as a result of changes in sales volumes is calculated as the difference from period to period in the sales volumes of produced methanol multiplied by the margin per tonne for the prior period. The margin per tonne is calculated as the selling price per tonne of produced methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne (excluding Argentina natural gas export duties per tonne).
Purchased Methanol
The cost of sales of purchased methanol consists principally of the cost of the methanol itself, which is directly related to the price of methanol at the time of purchase. Accordingly, the analysis of purchased methanol and its impact on our Adjusted EBITDA is discussed on a net margin basis.

METHANEX CORPORATION 2008 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2008	2007	2008	2007

Revenue	$600,025	$466,414	$1,335,960	$1,140,346
Cost of sales and operating expenses	521,139	389,899	1,130,002	826,946
Depreciation and amortization	26,396	28,373	49,509	52,112

Operating income before undernoted items	52,490	48,142	156,449	261,288
Interest expense (note 7)	(9,630)	(11,159)	(20,320)	(22,226)
Interest and other income	12,671	12,606	11,834	17,678

Income before income taxes	55,531	49,589	147,963	256,740
Income taxes:
Current	(15,441)	(17,478)	(39,401)	(74,804)
Future	(1,145)	3,543	(4,133)	(1,576)

	(16,586)	(13,935)	(43,534)	(76,380)

Net income	$38,945	$35,654	$104,429	$180,360

Net income per common share:
Basic	$0.41	$0.35	$1.09	$1.74
Diluted	$0.41	$0.35	$1.08	$1.73

Weighted average number of common shares outstanding:
Basic	94,520,011	102,697,808	95,837,568	103,894,611
Diluted	95,149,888	102,973,271	96,341,992	104,278,109

Number of common shares outstanding at period end	94,037,242	101,120,704	94,037,242	101,120,704
     See accompanying notes to consolidated financial statements.
METHANEX CORPORATION 2008 SECOND QUARTER REPORT
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Consolidated Balance Sheets (unaudited)
(thousands of U.S. dollars)

	Jun 30	Dec 31
	2008	2007

ASSETS
Current assets:
Cash and cash equivalents	$344,525	$488,224
Receivables	302,545	401,843
Inventories	246,767	312,143
Prepaid expenses	35,358	20,889

	929,195	1,223,099

Property, plant and equipment (note 4)	1,710,287	1,542,100
Other assets	145,615	104,700

	$2,785,097	$2,869,899

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$295,072	$466,020
Current maturities on long-term debt (note 6)	15,282	15,282
Current maturities on other long-term liabilities	19,436	16,965

	329,790	498,267

Long-term debt (note 6)	663,015	581,987
Other long-term liabilities	75,997	74,431
Future income tax liabilities	342,735	338,602
Non-controlling interest	70,755	41,258
Shareholders’ equity:
Capital stock	436,289	451,640
Contributed surplus	19,221	16,021
Retained earnings	855,814	876,348
Accumulated other comprehensive loss	(8,519)	(8,655)

	1,302,805	1,335,354

	$2,785,097	$2,869,899

     See accompanying notes to consolidated financial statements.
METHANEX CORPORATION 2008 SECOND QUARTER REPORT
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Consolidated Statements of Shareholders’ Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

					Accumulated
	Number of				Other	Total
	Common	Capital	Contributed	Retained	Comprehensive	Shareholders'
	Shares	Stock	Surplus	Earnings	Loss	Equity

Balance, December 31, 2006	105,800,942	$474,739	$10,346	$724,166	$—	$1,209,251
Net income	—	—	—	375,667	—	375,667
Compensation expense recorded for stock options	—	—	9,343	—	—	9,343
Issue of shares on exercise of stock options	552,175	9,520	—	—	—	9,520
Reclassification of grant date fair value on exercise of stock options	—	3,668	(3,668)	—	—	—
Payments for shares repurchased	(8,042,863)	(36,287)	—	(168,440)	—	(204,727)
Dividend payments	—	—	—	(55,045)	—	(55,045)
Other comprehensive loss	—	—	—	—	(8,655)	(8,655)

Balance, December 31, 2007	98,310,254	451,640	16,021	876,348	(8,655)	1,335,354
Net income	—	—	—	65,484	—	65,484
Compensation expense recorded for stock options	—	—	2,893	—	—	2,893
Issue of shares on exercise of stock options	128,513	2,392	—	—	—	2,392
Reclassification of grant date fair value on exercise of stock options	—	776	(776)	—	—	—
Payments for shares repurchased	(2,850,000)	(13,081)	—	(60,995)	—	(74,076)
Dividend payments	—	—	—	(13,464)	—	(13,464)
Other comprehensive loss	—	—	—	—	(12,161)	(12,161)

Balance, March 31, 2008	95,588,767	441,727	18,138	867,373	(20,816)	1,306,422
Net income	—	—	—	38,945	—	38,945
Compensation expense recorded for stock options	—	—	1,705	—	—	1,705
Issue of shares on exercise of stock options	86,353	1,508	—	—	—	1,508
Reclassification of grant date fair value on exercise of stock options	—	622	(622)	—	—	—
Payments for shares repurchased	(1,637,878)	(7,568)	—	(35,921)	—	(43,489)
Dividend payments	—	—	—	(14,583)	—	(14,583)
Other comprehensive income	—	—	—	—	12,297	12,297

Balance, June 30, 2008	94,037,242	$436,289	$19,221	$855,814	$(8,519)	$1,302,805

     See accompanying notes to consolidated financial statements.
Consolidated Statements of Comprehensive Income (unaudited)
(thousands of U.S. dollars)

	Three months ended		Six months ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2008	2007	2008	2007

Net income	$38,945	$35,654	$104,429	$180,360
Other comprehensive income (loss), net of tax:
Change in fair value of forward exchange contracts (note 13)	325	227	60	(153)
Change in fair value of interest rate swap contracts (note 13)	11,972	—	76	—

	12,297	227	136	(153)

Comprehensive income	$51,242	$35,881	$104,565	$180,207

     See accompanying notes to consolidated financial statements.
METHANEX CORPORATION 2008 SECOND QUARTER REPORT
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2008	2007	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$38,945	$35,654	$104,429	$180,360
Add (deduct) non-cash items:
Depreciation and amortization	26,396	28,373	49,509	52,112
Future income taxes	1,145	(3,543)	4,133	1,576
Stock-based compensation expense	5,207	6,747	9,835	10,269
Other	(1,378)	3,540	5,049	6,187
Other cash payments	(1,801)	(3,547)	(2,121)	(4,287)

Cash flows from operating activities before undernoted	68,514	67,224	170,834	246,217
Changes in non-cash working capital (note 11)	(34,294)	56,601	(26,027)	68,710

	34,220	123,825	144,807	314,927

CASH FLOWS FROM FINANCING ACTIVITIES
Payments for shares repurchased	(43,489)	(78,614)	(117,565)	(123,886)
Dividend payments	(14,583)	(14,230)	(28,047)	(27,302)
Proceeds from limited recourse debt (note 6)	49,000	35,574	88,000	35,574
Financing costs	—	(8,725)	—	(8,725)
Equity contribution by non-controlling interest	15,897	7,445	29,497	18,295
Repayment of limited recourse debt	(7,328)	(7,016)	(7,640)	(7,016)
Proceeds on issue of shares on exercise of stock options	1,508	1,674	3,900	3,813
Changes in debt service reserve accounts	(1,995)	(1,560)	(1,995)	916
Repayment of other long-term liabilities	(1,089)	(1,539)	(6,087)	(2,549)

	(2,079)	(66,991)	(39,937)	(110,880)

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(30,103)	(12,091)	(38,254)	(25,767)
Egypt plant construction costs	(84,140)	(37,550)	(180,351)	(46,136)
Dorado Riquelme investment (note 15)	(32,850)	—	(32,850)	—
GeoPark financing	—	—	(11,390)	—
Other assets	(163)	48	142	93
Changes in non-cash working capital (note 11)	(5,524)	(3,471)	14,134	(3,124)

	(152,780)	(53,064)	(248,569)	(74,934)

Increase (decrease) in cash and cash equivalents	(120,639)	3,770	(143,699)	129,113
Cash and cash equivalents, beginning of period	465,164	480,397	488,224	355,054

Cash and cash equivalents, end of period	$344,525	$484,167	$344,525	$484,167

SUPPLEMENTARY CASH FLOW INFORMATION
Interest paid	$6,913	$5,638	$23,902	$19,061
Income taxes paid, net of amounts refunded	$31,969	$52,985	$63,083	$82,105
     See accompanying notes to consolidated financial statements.
METHANEX CORPORATION 2008 SECOND QUARTER REPORT
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Notes to Consolidated Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.
1.	Basis of presentation:

These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada on a basis consistent with those followed in the most recent annual consolidated financial statements, except as described in Note 2 below. These accounting principles are different in some respects from those generally accepted in the United States and the significant differences are described and reconciled in Note 16. These interim consolidated financial statements do not include all note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the annual consolidated financial statements included in the Methanex Corporation 2007 Annual Report.

2.	Changes in accounting policies:

On January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3031 Inventories, Section 1535 Capital Disclosures, Section 3862 Financial Instruments — Disclosure and Section 3863 Financial Instruments — Presentation. Section 3031 provides more extensive guidance on the measurement and disclosure of inventory. The adoption of this standard has had no impact on the Company’s measurement of inventory. Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. Sections 3862 and 3863 revise and enhance disclosure and presentation of financial instruments and place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how those risks are managed.

3.	Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories included in cost of sales and operating expense and depreciation and amortization during the three and six month periods ended June 30, 2008 was $491 million (2007 — $372 million) and $1,067 million (2007 — $780 million), respectively.

4.	Property, plant and equipment:

		Accumulated	Net Book
	Cost	Depreciation	Value

June 30, 2008
Plant and equipment	$2,487,228	$1,251,836	$1,235,392
Egypt plant under construction	408,134	—	408,134
Other	125,918	59,157	66,761

	$3,021,280	$1,310,993	$1,710,287

December 31, 2007
Plant and equipment	$2,450,175	$1,206,730	$1,243,445
Egypt plant under construction	227,783	—	227,783
Other	124,779	53,907	70,872

	$2,802,737	$1,260,637	$1,542,100

METHANEX CORPORATION 2008 SECOND QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	Interest in Atlas joint venture:

The Company has a 63.1% joint venture interest in Atlas Methanol Company (Atlas). Atlas owns a 1.7 million tonne per year methanol production facility in Trinidad. Included in the consolidated financial statements are the following amounts representing the Company’s proportionate interest in Atlas:

	Jun 30	Dec 31
Consolidated Balance Sheets	2008	2007

Cash and cash equivalents	$14,158	$20,128
Other current assets	99,770	107,993
Property, plant and equipment	256,319	263,942
Other assets	18,323	16,329
Accounts payable and accrued liabilities	43,912	56,495
Long-term debt, including current maturities (note 6)	113,258	119,891
Future income tax liabilities	17,086	16,099

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
Consolidated Statements of Income	2008	2007	2008	2007

Revenue	$76,455	$22,436	$158,532	$88,770
Expenses	(72,101)	(31,607)	(146,735)	(89,896)

Income before income taxes	4,354	(9,171)	11,797	(1,126)
Income tax (expense) recovery	(1,049)	1,419	(2,951)	(254)

Net income	$3,305	$(7,752)	$8,846	$(1,380)

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
Consolidated Statements of Cash Flows	2008	2007	2008	2007

Cash inflows (outflows) from operating activities	$(10,466)	$10,306	$14,088	$37,344
Cash outflows from financing activities	(9,010)	(8,576)	(9,010)	(6,100)
Cash outflows from investing activities	(444)	(3,730)	(610)	(13,688)

6.	Long-term debt:

	Jun 30	Dec 31
	2008	2007

Unsecured notes
8.75% due August 15, 2012	$197,974	$197,776
6.00% due August 15, 2015	148,428	148,340

	346,402	346,116
Atlas limited recourse debt facilities	113,258	119,891
Egypt limited recourse debt facilities	204,574	116,574
Other limited recourse debt facilities	14,063	14,688

	678,297	597,269
Less current maturities	(15,282)	(15,282)

	$663,015	$581,987

METHANEX CORPORATION 2008 SECOND QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	Interest expense:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2008	2007	2008	2007

Interest expense before capitalized interest	$12,447	$11,159	$26,302	$22,226
Less: capitalized interest related to Egypt project	(2,817)	—	(5,982)	—

Interest expense	$9,630	$11,159	$20,320	$22,226

In 2007, the Company reached financial close and secured limited recourse debt of $530 million for its joint venture project to construct a 1.3 million tonne per year methanol facility in Egypt. For the three and six month periods ended June 30, 2008, interest costs related to this project of $2.8 million and $6.0 million were capitalized, respectively.

8.	Net income per common share:

A reconciliation of the weighted average number of common shares outstanding is as follows:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2008	2007	2008	2007

Denominator for basic net income per common share	94,520,011	102,697,808	95,837,568	103,894,611
Effect of dilutive stock options	629,877	275,463	504,424	383,498

Denominator for diluted net income per common share	95,149,888	102,973,271	96,341,992	104,278,109

9.	Stock-based compensation:
a)	Stock options:
(i)	Incentive stock options:

Common shares reserved for outstanding incentive stock options at June 30, 2008:

	Options Denominated in CAD		Options Denominated in USD
	Number of Stock	Weighted Average	Number of Stock	Weighted Average
	Options	Exercise Price	Options	Exercise Price

Outstanding at December 31, 2007	104,450	$7.79	2,920,981	$21.17
Granted	—	—	1,078,068	28.43
Exercised	(19,750)	9.99	(103,763)	19.95
Cancelled	(7,000)	11.60	(3,666)	23.36

Outstanding at March 31, 2008	77,700	$6.89	3,891,620	$23.21
Granted	—	—	—	—
Exercised	(1,250)	3.29	(75,103)	19.43
Cancelled	—	—	(33,450)	24.24

Outstanding at June 30, 2008	76,450	$6.95	3,783,067	$23.28

METHANEX CORPORATION 2008 SECOND QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	Stock-based compensation (continued):
Information regarding the incentive stock options outstanding at June 30, 2008 is as follows:

	Options Outstanding at			Options Exercisable at
	June 30, 2008			June 30, 2008
	Weighted
	Average
	Remaining	Number of Stock	Weighted	Number of	Weighted
	Contractual Life	Options	Average Exercise	Stock Options	Average
Range of Exercise Prices	(Years)	Outstanding	Price	Exercisable	Exercise Price

Options denominated in CAD
$3.29 to 9.56	2.1	76,450	$6.95	76,450	$6.95

Options denominated in USD
$6.45 to 11.56	4.5	188,550	$8.58	188,550	$8.58
$17.85 to 22.52	4.5	1,484,900	20.26	997,433	20.01
$23.92 to 28.43	6.2	2,109,617	26.72	329,460	24.95

	5.4	3,783,067	$23.28	1,515,443	$19.66

(ii)	Performance stock options:

As at June 30, 2008, there were 35,000 shares (December 31, 2007 — 50,000 shares) reserved for performance stock options with an exercise price of CAD $4.47. All outstanding performance stock options have vested and are exercisable.

(iii)	Compensation expense related to stock options:

For the three and six month periods ended June 30, 2008, compensation expense related to stock options included in cost of sales and operating expenses was $1.7 million (2007 — $2.3 million) and $4.6 million (2007 — $4.9 million), respectively. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2008	2007

Risk-free interest rate	2.5%	4.5%
Expected dividend yield	2%	2%
Expected life	5 years	5 years
Expected volatility	32%	31%
Expected forfeitures	5%	5%
Weighted average fair value of options granted (USD per share)	$7.52	$7.06

METHANEX CORPORATION 2008 SECOND QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	Stock-based compensation (continued):
b)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at June 30, 2008 are as follows:

	Number of	Number of	Number of
	Deferred Share	Restricted Share	Performance
	Units	Units	Share Units

Outstanding at December 31, 2007	359,684	14,482	725,262
Granted	28,942	6,000	330,993
Granted in-lieu of dividends	2,462	106	5,481
Redeemed	—	—	—
Cancelled	—	—	(8,908)

Outstanding at March 31, 2008	391,088	20,588	1,052,828
Granted	2,456	—	—
Granted in-lieu of dividends	2,126	109	5,493
Redeemed	(3,083)	—	—
Cancelled	—	—	(10,575)

Outstanding at June 30, 2008	392,587	20,697	1,047,746

Compensation expense for deferred, restricted and performance share units is initially measured at fair value based on the market value of the Company’s common shares and is recognized over the related service period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at June 30, 2008 was $35.0 million compared with the recorded liability of $26.8 million. The difference between the fair value and the recorded liability of $8.2 million will be recognized over the weighted average remaining service period of approximately 1.6 years.

For the three and six month periods ended June 30, 2008, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was $3.5 million (2007 — $4.4 million) and $5.2 million (2007 — $5.2 million), respectively. This included an expense of $0.9 million (2007 — $2.1 million) and a recovery of $0.8 million (2007 — expense of $0.3 million), respectively, related to the effect of the change in the Company’s share price. As at June 30, 2008, the Company’s share price was US$28.02 per share.
10.	Retirement plans:

Total net pension expense for the Company’s defined benefit and defined contribution pension plans during the three and six month periods ended June 30, 2008 was $2.0 million (2007 — $1.6 million) and $3.9 million (2007 — $3.5 million), respectively.
METHANEX CORPORATION 2008 SECOND QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	Changes in non-cash working capital:

The change in cash flows related to changes in non-cash working capital for the three and six month periods ended June 30, 2008 were as follows:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2008	2007	2008	2007

Decrease (increase) in non-cash working capital:
Receivables	$(3,033)	$65,037	$99,298	$108,315
Inventories	101,565	95,892	65,376	65,237
Prepaid expenses	2,148	(8,644)	(14,469)	(5,712)
Accounts payable and accrued liabilities	(143,565)	(97,363)	(170,948)	(102,997)

	(42,885)	54,922	(20,743)	64,843
Adjustments for items not having a cash effect	3,067	(1,792)	8,850	743

Changes in non-cash working capital having a cash effect	$(39,818)	$53,130	$(11,893)	$65,586

These changes relate to the following activities:
Operating	$(34,294)	$56,601	$(26,027)	$68,710
Investing	(5,524)	(3,471)	14,134	(3,124)

Changes in non-cash working capital	$(39,818)	$53,130	$(11,893)	$65,586

12.	Capital Disclosures:

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern, to provide financial capacity and flexibility to meet its strategic objectives, to provide an adequate return to shareholders commensurate with the level of risk, and to return excess cash through a combination of dividends and share repurchases.

	Jun 30	Dec 31
	2008	2007

Liquidity:
Cash and cash equivalents	$344,525	$488,224
Undrawn Egypt limited recourse debt facilities	325,426	413,426
Undrawn credit facilities	250,000	250,000

Total Liquidity	$919,951	$1,151,650
Capitalization:
Unsecured notes	$346,402	$346,116
Limited recourse debt facilities, including current portion	331,895	251,153

Total debt	678,297	597,269
Non-controlling interest	70,755	41,258
Shareholders’ equity	1,302,805	1,335,354

Total capitalization	$2,051,857	$1,973,881
Total debt to capitalization[1]	33%	30%
Net debt to capitalization[2]	20%	7%

[1]	Total debt divided by total capitalization.

[2]	Total debt less cash and cash equivalents divided by total capitalization less cash and cash equivalents.
The Company manages its liquidity and capital structure and makes adjustments to it in light of changes to economic conditions, the underlying risks inherent in its operations and capital requirements to maintain and grow its operations. The strategies employed by the Company include the issue or repayment of general corporate debt, the issue of project debt, the payment of dividends and the repurchase of shares.

The Company is not subject to any statutory capital requirements and has no commitments to sell or otherwise issue common shares.
METHANEX CORPORATION 2008 SECOND QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	Capital Disclosures (continued):

The undrawn credit facility in the amount of $250 million is subject to certain financial covenants including a debt to capitalization ratio as defined.

The credit ratings for our unsecured notes are as follows:

Standard & Poor’s Rating Services	BBB-	(stable)
Moody’s Investor Services	Ba1	(stable)
Fitch Ratings	BBB	(negative)
13.	Financial Instruments:

Under CICA Section 3862 Financial Instruments — Disclosures, the Company is required to provide disclosures regarding its financial instruments. Financial instruments are either measured at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held for trading financial assets and liabilities and available-for-sale financial assets are measured on the balance sheet at fair value. Derivative financial instruments are classified as held for trading and are recorded on the balance sheet at fair value unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges.

The following table provides the carrying value of each category of financial assets and liabilities and the related balance sheet item:

	Jun 30	Dec 31
	2008	2007

Financial assets:
Held for trading financial assets:
Cash and cash equivalents	$344,525	$488,224
Derivative instruments designated as cash flow hedges	1,859	—
Derivative instruments	136	—
Debt service reserve accounts included in other assets	18,323	16,329
Loans and receivables:
Receivables	302,545	401,843
Dorado Riquelme investment included in other assets (note 15)	32,850	—
GeoPark financing included in other assets	21,417	13,738

	$721,655	$920,134

Financial liabilities:
Other financial liabilities:
Accounts payable and accrued liabilities	$295,072	$466,020
Long-term debt, including current portion	678,297	597,269
Capital lease obligation included in other long-term liabilities	23,053	24,676

Held for trading financial liabilities:
Derivative instruments designated as cash flow hedges	10,362	8,749
Derivative instruments	834	955

	$1,007,618	$1,097,669

At June 30, 2008, all of the Company’s financial instruments are recorded on the balance sheet at amortized cost with the exception of cash and cash equivalents, derivative financial instruments and debt service reserve accounts included in other assets which are recorded at fair value.

The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company has entered into interest rate swap contracts to swap the LIBOR-based interest payments for an aggregated fixed rate of 4.8% on approximately 75% of the Egypt limited recourse debt facilities for the period September 28, 2007 to March 31, 2015.
METHANEX CORPORATION 2008 SECOND QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	Financial Instruments (continued):

These interest rate swaps had outstanding notional amounts of $150 million as at June 30, 2008. Under the interest rate swap contracts the maximum notional amount during the term is $367 million. The notional amount increases over the period of expected draw-downs on the Egypt limited recourse debt and decreases over the expected repayment period. At June 30, 2008, these interest rate swap contracts had a net negative fair value of $8.5 million (December 31, 2007 - negative $8.6 million), of which $10.4 million is recorded in other long-term liabilities and $1.9 million is recorded in other assets. The mark to market value of these interest rate swap contracts will fluctuate until maturity. The Company also designates as cash flow hedges forward exchange contracts to sell euro at a fixed USD exchange rate. At June 30, 2008, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell euro at a fixed USD exchange rate with a fair value of nil (December 31, 2007 — $0.1 million) recorded in accounts payable and accrued liabilities. For the three months ended June 30, 2008, the total unrealized amount of the change in fair value of these derivative financial instruments with a hedging relationship was positive $12.0 million. Additionally, the Company reclassified $0.3 million from other comprehensive loss to net income related to the fair value of forward exchange contracts designated as cash flow hedges at March 31, 2008 which settled during the three months ended June 30, 2008.

At June 30, 2008, the Company’s derivative financial instruments that have not been designated as cash flow hedges included forward exchange contracts to purchase $21.4 million New Zealand dollars at an exchange rate of $0.7409 with a positive fair value of $0.1 million (December 31, 2007 — nil) which is recorded in receivables and a floating-for-fixed interest rate swap contract with a negative fair value of $0.8 million (December 31, 2007 — $1.0 million) recorded in other long-term liabilities. For the three months ended June 30, 2008, the total change in fair value of these derivative financial instruments was nil.

14.	Financial Risk Management:
a)	Market risks

The Company’s operations consist of the production and sale of methanol. Market fluctuations may result in significant cash flow and profit volatility risk for the Company. Its worldwide operating business as well as its investment and financing activities are affected by changes in methanol and natural gas prices and interest and foreign exchange rates. The Company seeks to manage and control these risks primarily through its regular operating and financing activities and uses derivative instruments to hedge these risks when deemed appropriate. This is not an exhaustive list of all risks, nor will the risk management strategies eliminate these risks.
Methanol price risk

The methanol industry is a highly competitive commodity industry and methanol prices fluctuate based on supply and demand fundamentals and other factors. Accordingly it is important to maintain financial flexibility and we have adopted a prudent approach to financial management by maintaining a strong balance sheet including back-up liquidity. We have also entered into long-term contracts with certain customers where prices are either fixed or linked to our costs plus a margin.

Natural gas price risk

Natural gas is the primary feedstock for the production of methanol and the Company has entered into long-term natural gas supply contracts for its production facilities in Chile, Trinidad and Egypt and shorter term natural gas supply contracts for its New Zealand operations. These natural gas supply contracts include base and variable price components to reduce the commodity price risk exposure. The variable price component is adjusted by formulas related to methanol prices above a certain level.
METHANEX CORPORATION 2008 SECOND QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	Financial Risk Management (continued):
Interest rate risk

Interest rate risk is the risk that the Company suffers financial loss due to changes in the value of an asset or liability or in the value of future cash flows due to movements in interest rates.

The Company’s interest rate risk exposure is mainly related to long term debt obligations. Approximately two thirds of its debt obligations are subject to interest at fixed rates. We also seek to limit this risk through the use of interest rate swaps which allows us to hedge cash flow changes by swapping variable rates of interest into fixed rates of interest.

Jun 30
Long-Term Debt	2008

Fixed interest rate debt:
Unsecured notes	$346,402
Atlas limited recourse debt facilities (63.1% proportionate share)	76,318

$422,720

Variable interest rate debt:
Atlas limited recourse debt facilities (63.1% proportionate share)	$36,940
Egypt limited recourse debt facilities	204,574
Other limited recourse debt facilities	14,063

$255,577

The Company has entered into interest rate swap contracts to hedge the variability in LIBOR-based interest payments on its Egypt limited recourse debt facilities described in note 13. The notional amount increases over the period of expected drawdowns on the Egypt limited recourse debt and decreases over the expected repayment period. The aggregate impact of these contracts is to swap the LIBOR-based interest payments for a fixed rate of 4.8% on approximately 75% of the Egypt limited recourse debt facilities for the period September 28, 2007 to March 31, 2015. The net fair value of cash flow interest rate swaps was negative $8.5 million as at June 30, 2008. The change in fair value of the interest rate swaps assuming a 1% decrease in the interest rates along the yield curve would be negative $20.6 million as of June 30, 2008.

For fixed interest rate debt, a 1% decrease in interest rates would result in negative fair value of the debt of $19.3 million. For the variable interest rate debt that is unhedged, a 1% increase in interest rates would result in an increase in annual interest payments of $1.1 million.

Foreign currency exchange rate risk

The Company’s international operations expose the Company to foreign currency exchange risks in the ordinary course of business. Accordingly, the Company has established a policy which provides a framework for foreign currency management, hedging strategies and defines the approved hedging instruments. The Company reviews all significant exposures to foreign currencies arising from operating and investing activities and hedges exposures if deemed appropriate.

The dominant currency in which we conduct business is the United States dollar, which is also our reporting currency.

Methanol is a global commodity chemical which is priced in United States dollars. In certain jurisdictions, however, the transaction price is set either quarterly or monthly in local currency. Accordingly, a portion of our revenue is transacted in Canadian dollars, euros and to a lesser extent other currencies. For the period from when the price is set in local currency to when the amount due is collected, we are exposed to declines in the value of these currencies compared to the United States dollar, which could have the effect of decreasing the United States dollar equivalent of our revenue. We also purchase varying quantities of methanol for which the transaction currency is the euro and to a lesser extent other currencies. In addition, some of our underlying operating costs and capital expenditures are incurred in other currencies. We are exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales and operating expenses and capital expenditures.
METHANEX CORPORATION 2008 SECOND QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	Financial Risk Management (continued):
We have elected not to actively manage these exposures at this time except for our net exposure to euro revenues which we hedge through forward exchange contracts each quarter when the euro price for methanol is established.

As of June 30, 2008, we had a net working capital asset of $12.0 million in non-US dollar currencies. Each 1% strengthening (weakening) of the US dollar against these currencies would decrease (increase) the value of net working capital and pre-tax cash flow by $0.1 million.
b)	Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient funds to meet its liabilities such as the settlement of financial debt and lease obligations and payment to its suppliers. The Company maintains liquidity and makes adjustments to it in light of changes to economic conditions, underlying risks inherent in its operations and capital requirements to maintain and grow its operations. At June 30, 2008 the Company holds $344.5 million of cash and cash equivalents. In addition, the Company has an undrawn $250 million credit facility that expires in 2010 provided by highly rated financial institutions.

In addition to the above mentioned sources of liquidity, the Company constantly monitors funding options available in the capital markets, as well as trends in the availability and costs of such funding, with a view to maintaining financial flexibility and limiting refinancing risks.

c)	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.
Trade credit risk

Trade credit risk is defined as an unexpected loss in cash and earnings if the customer is unable to pay its obligations in due time or if the value of security provided declines. The Company has implemented a credit policy which includes approvals for new customers, annual credit evaluations of all customers and specific approval for any exposures beyond approved limits. We employ a variety of risk mitigation alternatives including certain contractual rights in the event of deterioration in customer credit quality and various forms of bank and parent company guarantees and letters of credit to upgrade the credit risk to a credit rating equivalent better than the stand-alone rating of the counterparty. Historically trade credit losses have been minimal.

Cash and cash equivalents

In order to manage credit and liquidity risk we invest only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

Derivative financial instruments

In order to manage credit risk, we only enter into derivative financial instruments with highly rated investment grade counterparties.
METHANEX CORPORATION 2008 SECOND QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	Dorado Riquelme Investment:

On May 5, 2008, the Company signed an agreement with Empresa Nacional del Petroleo (ENAP), the Chilean state-owned oil and gas company to accelerate gas exploration and development in the Dorado Riquelme exploration block and supply new Chilean-sourced natural gas to the Company’s production facilities in Chile. Under the arrangement, the Company expects to contribute approximately $100 million in capital over the next three years and will have a 50% participation in the block. As of June 30, 2008, the amount contributed under the agreement was approximately $32.9 million, which has been recorded in other assets. The arrangement is subject to approval by the government of Chile and $31.2 million of the amount contributed has been placed in escrow until final approval is received.

16.	United States Generally Accepted Accounting Principles:

The Company follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (“U.S. GAAP”).

The significant differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated statements of income for the three and six month periods ended June 30, 2008 and 2007 are as follows:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2008	2007	2008	2007

Net income in accordance with Canadian GAAP	$38,945	$35,654	$104,429	$180,360
Add (deduct) adjustments for:
Depreciation and amortization [a]	(478)	(478)	(956)	(956)
Stock-based compensation [b]	(41)	(14)	(28)	151
Uncertainty in income taxes [c]	1,046	(1,020)	631	(2,809)
Income tax effect of above adjustments [d]	167	167	334	335

Net income in accordance with U.S. GAAP	$39,639	$34,309	$104,410	$177,081

Per share information in accordance with U.S. GAAP:
Basic net income per share	$0.42	$0.33	$1.09	$1.70
Diluted net income per share	$0.42	$0.33	$1.08	$1.70

METHANEX CORPORATION 2008 SECOND QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	United States Generally Accepted Accounting Principles (continued):

The significant differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated statements of comprehensive income for the three and six month periods ended June 30, 2008 and 2007 are as follows:

	Three Months Ended
	June 30, 2008			June 30, 2007
	Canadian GAAP	Adjustments	U.S. GAAP	U.S. GAAP

Net income	$38,945	$694	$39,639	$34,309

Change in fair value of forward exchange contracts, net of tax	325	—	325	227
Change in fair value of interest rate swap, net of tax	11,972	—	11,972	—
Change related to pension, net of tax [e]	—	236	236	224

Comprehensive income	$51,242	$930	$52,172	$34,760

	Six Months Ended
	June 30, 2008			June 30, 2007
	Canadian GAAP	Adjustments	U.S. GAAP	U.S. GAAP

Net income	$104,429	$(19)	$104,410	$177,081

Change in fair value of forward exchange contracts, net of tax	60	—	60	(153)
Change in fair value of interest rate swap, net of tax	76	—	76	—
Change related to pension, net of tax [e]	—	477	477	449

Comprehensive income	$104,565	$458	$105,023	$177,377

a)	Business combination:

Effective January 1, 1993, the Company combined its business with a methanol business located in New Zealand and Chile. Under Canadian GAAP, the business combination was accounted for using the pooling-of-interest method. Under U.S. GAAP, the business combination would have been accounted for as a purchase with the Company identified as the acquirer. In accordance with U.S. GAAP, an increase to depreciation expense by $0.5 million (2007 — $0.5 million) and $1.0 million (2007 — $1.0 million) was recorded for the three and six month periods ended June 30, 2008, respectively.

b)	Stock-based compensation:

The Company has 22,350 stock options that are accounted for as variable plan options under U.S. GAAP because the exercise price of the stock options is denominated in a currency other than the Company’s functional currency or the currency in which the optionee is normally compensated. For Canadian GAAP purposes, no compensation expense has been recorded as these options were granted in 2001 which is prior to the effective implementation date for fair value accounting under Canadian GAAP. In accordance with U.S. GAAP, no adjustment to operating expense was recorded for the three and six month periods ended June 30, 2008 and an adjustment of nil and $0.2 million was recorded for the same periods ended June 30, 2007, respectively.

c)	Accounting for uncertainty in income taxes:

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 (FIN48). FIN 48 clarifies the accounting for income taxes recognized in a Company’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes (SFAS 109). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In accordance with FIN 48, a recovery to income tax expense of $1.0 million (2007 — expense of $1.0 million) and $0.6 million (2007 — expense of $2.8 million) was recorded for the three and six month periods ended June 30, 2008, respectively.
METHANEX CORPORATION 2008 SECOND QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	United States Generally Accepted Accounting Principles (continued):
d)	Income tax accounting:

The income tax differences include the income tax effect of the adjustments related to accounting differences between Canadian and U.S. GAAP. In accordance with U.S. GAAP, an increase to net income of $0.2 million (2007 — $0.2 million) and $0.3 million (2007 — $0.3 million) was recorded for the three and six month periods ended June 30, 2008, respectively.

e)	Defined benefit pension plans:

Effective January 1, 2006, U.S. GAAP requires the Company to measure the funded status of a defined benefit pension plan at its balance sheet reporting date and recognize the unrecorded overfunded or underfunded status as an asset or liability with the change in that unrecorded funded status recorded to other comprehensive income. Under U.S. GAAP, all deferred pension amounts from Canadian GAAP are reclassified to accumulated other comprehensive income. In accordance with U.S. GAAP, an increase to other comprehensive income of $0.2 million (2007 — $0.2 million) and $0.5 million (2007 — $0.4 million) was recorded for the three and six month periods ended June 30, 2008, respectively.

f)	Interest in Atlas joint venture:

U.S. GAAP requires interests in joint ventures to be accounted for using the equity method. Canadian GAAP requires proportionate consolidation of interests in joint ventures. The Company has not made an adjustment in this reconciliation for this difference in accounting principles because the impact of applying the equity method of accounting does not result in any change to net income or shareholders’ equity. This departure from U.S. GAAP is acceptable for foreign private issuers under the practices prescribed by the United States Securities and Exchange Commission.
METHANEX CORPORATION 2008 SECOND QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Quarterly History (unaudited)

	YTD
	2008	Q2	Q1	2007	Q4	Q3	Q2	Q1	2006	Q4	Q3	Q2	Q1

METHANOL SALES VOLUMES (thousands of tonnes)

Company produced	1,588	910	678	4,569	997	1,073	1,360	1,139	5,310	1,160	1,478	1,351	1,321
Purchased methanol	1,210	541	669	1,453	421	387	269	376	1,101	288	222	294	297
Commission sales [1]	311	168	143	590	195	168	89	138	584	134	176	133	141

	3,109	1,619	1,490	6,612	1,613	1,628	1,718	1,653	6,995	1,582	1,876	1,778	1,759

METHANOL PRODUCTION (thousands of tonnes)

Chile	570	261	309	1,841	288	233	569	751	3,186	766	666	872	882
Titan, Trinidad	446	229	217	861	220	191	225	225	864	229	206	214	215
Atlas, Trinidad (63.1%)	581	288	293	982	278	290	234	180	1,057	267	264	273	253
New Zealand	244	124	120	435	75	122	120	118	404	111	71	118	104

	1,841	902	939	4,119	861	836	1,148	1,274	5,511	1,373	1,207	1,477	1,454

AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	476	412	545	375	514	270	286	444	328	460	305	279	283
($/gallon)	1.43	1.24	1.64	1.13	1.55	0.81	0.86	1.34	0.99	1.38	0.92	0.84	0.85

PER SHARE INFORMATION ($ per share)
Basic net income	$1.09	0.41	0.71	3.69	1.74	0.24	0.35	1.38	4.43	1.62	1.05	0.75	1.02
Diluted net income	$1.08	0.41	0.70	3.68	1.72	0.24	0.35	1.37	4.41	1.61	1.05	0.75	1.02

[1]	Commission sales represent volumes marketed on a commission basis. Commission income is included in revenue when earned.

[2]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.
METHANEX CORPORATION 2008 SECOND QUARTER REPORT
QUARTERLY HISTORY